Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

October 21, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed September 24, 2021 File No. 333-258659

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated October 18, 2021, commenting on the Company’s Amendment No. 3 to its Registration Statement on Form F-1 filed September 24, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 24, 2021

Cover Page

1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Response: In response to this comment, the Company has amended the Registration Statement to display the requested information (which has been included elsewhere in the Registration Statement) in a prominent position and in bold text on the Prospectus cover page.

Prospectus Summary

Summary of Significant Risk Factors, page 10

2. Please prominently disclose as significant risk factors the risks related to doing business in China as discussed on page 31.

Response: In response to this comment, the Company has amended the Registration Statement to include in the ’Summary of Significant Risk Factors’ a summary of substantially all of the risk factors set forth in the ‘Risks Related to Doing Business in China’ subsection that begins on page 31.

Jane Park

United States Securities and Exchange Commission

October 21, 2021

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.